UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

[ x ]           ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996]

For the fiscal year end December 31, 2015

OR

[   ]           TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACTOF 1934 [NO FEE REQUIRED].

For the transition period from  _____________ to ________________

Commission File Number 000-25165

A.	Full title of the plan and the address of the plan, if different from that of the issue named below:

The Bank of Greene County Employees’ Savings and Profit Sharing Plan and Trust

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Greene County Bancorp, Inc.
302 Main Street
Catskill, New York 12414-1317

THE BANK OF GREENE COUNTY EMPLOYEES'
SAVINGS & PROFIT SHARING PLAN AND TRUST

FINANCIAL STATEMENTS

DECEMBER 31, 2015 AND 2014

TABLE OF CONTENTS

Page

Report of Independent Registered Public Accounting Firm                                                                               2

Statements of Net Assets Available for Benefits
    As of December 31, 2015 and 2014                                                                                                                      3

Statements of Changes In Net Assets Available For Benefits
    For the Years Ended December 31, 2015 and 2014                                                                                            4

Notes to Financial Statements                                                                                                                              5-15

Supplemental Schedules*
    Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year)                                                    16

Signatures                                                                                                                                                                  17

Consent of Bonadio & Co., LLP                                                                                                                             18

* Note:  All other schedules are omitted as they are not applicable or are not required based on disclosure requirements of the Employee Retirement Income Security Act of 1974 and the applicable regulations issued by the Department of Labor.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee of
  The Bank of Greene County Employees'
  Savings & Profit Sharing Plan and Trust:

We have audited the accompanying statements of net assets available for benefits of The Bank of Greene County Employees’ Savings & Profit Sharing Plan and Trust (the Plan) as of December 31, 2015 and 2014, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying Schedule H, Part IV, Line 4(i) – Schedule of Assets (Held at End of Year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of The Bank of Greene County Employees’ Savings & Profit Sharing Plan and Trust’s financial statements. The supplemental information is the responsibility of the Plan’s management.  Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.  In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Syracuse, New York
June 24, 2016

THE BANK OF GREENE COUNTY
EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN AND TRUST
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
As of
 DECEMBER 31, 2015 AND 2014

	2015	2014

ASSETS
Cash	$ 4,926	$ 9,305

Investments, at fair value	9,322,254	9,156,432

Notes receivable from participants	388,546	398,037

Other receivable	--	3,621

TOTAL ASSETS	$ 9,715,726	$ 9,567,395

LIABILITIES
Accrued expenses	5,957	31

TOTAL LIABILITIES	5,957	31

NET ASSETS AVAILABLE FOR BENEFITS, at fair value	$ 9,709,769	$ 9,567,364

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(733)	(26,212)

NET ASSETS AVAILABLE FOR BENEFITS	$ 9,709,036	$ 9,541,152

The accompanying notes are an integral part of these financial statements.

THE BANK OF GREENE COUNTY
EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN AND TRUST
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED
DECEMBER 31, 2015 AND 2014

	2015	2014

ADDITIONS TO NET ASSETS
Investment income:
Interest and dividend income	$ 214,941	$ 41,808
Interest income, notes receivable from participants	14,877	15,906
Net (depreciation) appreciation in fair value of investments	(7,032)	801,015
Net investment income	222,786	858,729

Contributions:
Participant	421,089	393,346
Employer	233,114	215,829
Rollover	58,183	---

Total contributions	712,386	609,175

TOTAL ADDITIONS	935,172	1,467,904

DEDUCTIONS FROM NET ASSETS
Benefits paid to participants	712,688	152,966
Administrative expenses	54,600	57,009

TOTAL DEDUCTIONS	767,288	209,975

Net increase in net assets	167,884	1,257,929

Net assets available for benefits, beginning	9,541,152	8,283,223

NET ASSETS AVAILABLE FOR BENEFITS, ENDING	$ 9,709,036	$ 9,541,152

The accompanying notes are an integral part of these financial statements.

The Bank of Greene County Employees’ Savings & Profit Sharing Plan & Trust
Notes to Financial Statements
At and for the Years ended December 31, 2015 and 2014

NOTE A – DESCRIPTION OF PLAN

The following brief description of The Bank of Greene County Employees' Savings & Profit Sharing Plan and Trust (the Plan) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General
The Plan is a defined contribution plan covering eligible employees of The Bank of Greene County (the Company or the Sponsor).  Employees who complete three months of service and perform a minimum of 250 hours of service are eligible to participate in the Plan.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Contributions
Each year participants may contribute up to 50% of pretax annual compensation, as defined in the Plan, up to the maximum allowable under the Internal Revenue Code (IRC). Participants who are age 50 or older may elect to defer additional amounts called “catch-up” contributions.  Rollover and transfer contributions from another qualified retirement plan or special individual retirement plan are permitted.  Participants direct the investment of their contributions into various investment options offered by the Plan.  Matching contributions made by the Sponsor to the Plan are calculated as 100% of the first 3% of the participant’s pretax contribution plus 50% of pretax contributions up to the next 3% of compensation, as defined in the Plan.  Contributions are subject to certain limitations.

Participant Accounts and Investment Options
Participants direct the investment of their contributions into various options offered by the Plan.  Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s matching contributions, and (b) Plan earnings, and is charged with an allocation of administrative expenses.  Allocations are based on participant earnings or account balances as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.  Participants may direct the investment of their account balances into various investment options offered by the Plan.  Currently, the Plan offers twenty mutual funds, money market funds, self-directed brokerage accounts, and the Sponsor’s stock as investment options for participants.  Participants may change their investment options to prospectively increase or decrease the amount of their elective deferrals at such times established by the Plan administrator in a uniform and nondiscriminatory manner.

Vesting
Participants are immediately vested in their contributions plus actual earnings thereon.  Vesting in the Company’s contribution portion of their accounts is based on continuous service.  Safe harbor matching contributions made to the Plan are 100% vested upon the completion of two years of employment.  Non-safe harbor matching contributions are 100% vested upon the completion of six years of continuous employment.

Payment of Benefits
Benefit payments to participants are recorded upon distribution.  Upon termination of service, disability, death or retirement, participants will receive an amount equal to the value of their accounts in a single lump-sum payment, or in partial payments or systematic installment payments.

Administrative Expenses
The Plan pays the administrative costs associated with any professional services provided to the Plan and the cost of communications to the participants.

Notes receivable from participants
Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance.  Note terms range from 1-5 years; longer terms are available if used for the purchase of a primary residence.  The notes are collateralized by the balance in the participant’s account and bear interest at prime rate plus 1%.  Processing fees for new notes and annual maintenance fees on outstanding notes are charged to the participant’s account. The interest rate was 4.25% on all loans outstanding for the years ended December 31, 2015 and 2014.  Principal and interest is paid ratably through biweekly payroll deductions.

Forfeitures
Forfeitures by non-vested participants are generally used to reduce future Company contributions.  Forfeited balances at December 31, 2015 were $7,084 and at December 31, 2014 there were no forfeited balances.  There were no forfeitures used toward contributions during the year ended December 31, 2015, and $3,000 in forfeitures used toward contributions during the year ended December 31, 2014.

NOTE B – SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting
The financial statements of the Plan are prepared using the accrual basis of accounting.

Investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Plan invests in an investment contract through a common/collective trust fund that is a stable value fund.  Contract value for the common/collective trust fund is based on the net asset value of the fund as reported by the audited financial statements of the fund.  The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value, if necessary.  The Statement of Changes is Net Assets Available for Benefits is prepared on a contract value basis.

Use of Estimates
The preparation of the Plan’s financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements.  Actual results could differ from those estimates.

Risks and Uncertainties
The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risk.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Cash
The Plan maintains cash balances in money market funds.  Such balances are not insured.

Investment Valuation and Income Recognition
The Plan’s investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note E for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Investment Fees
Net investment returns reflect certain fees paid by the various investment funds to their affiliated investment advisors, transfer agents, and others as further described in each fund prospectus or other published documents.  These fees are deducted prior to allocation of the Plan’s investment earnings activity and thus not separately identifiable as an expense.

New Accounting Pronouncements
In July 2015, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit-Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient. Part I requires fully benefit-responsive investment contracts to be measured, presented and disclosed at contract value. Part II eliminates the requirements to disclose individual investments that represent 5% or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. Plans will continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics and risks. Part III provides a practical expedient to permit plans to measure investments and investment-related accounts as of a month-end date that is closest to the plan's fiscal year-end, when the fiscal period does not coincide with a month-end. Parts I and III are not applicable to the Plan. The amendments in each part of ASU 2015-12 are effective for fiscal years beginning after December 15, 2015, with earlier application permitted. The amendments in Parts I and II should be applied retrospectively for all financial statements presented. The amendments in Part III should be applied prospectively.  The Plan is currently evaluating the impact of adoption of this guidance on the Plan’s financial statements.

In May 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) 2015-07, Disclosures for Investments in Certain Entities That Calculate Net Asset value per Share (or Its Equivalent).  Topic 820, Fair Value Measurement, permits a reporting entity, as a practical expedient, to measure the fair value of certain investments using the net asset value per share of the investment.  Currently, investments valued using the practical expedient are categorized within the fair value hierarchy on a basis of whether the investment is redeemable with the investee at net asset value on the measurement date, never redeemable with the investee at the net asset value, or redeemable with the investee at net asset value at the future date.  For investments that are redeemable with the investee at the future date, a reporting entity must take into account the length of time until those investments become redeemable to determine the classification within the fair value hierarchy.  The amendments in the ASU remove the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient.  The amendments also remove the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient.  Rather, those disclosures are limited to investments for which the entity has elected to measure the fair value using the practical expedient.  The amendments in the ASU are effective for public business entities for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. A reporting entity should apply the amendments retrospectively to all periods presented.  The retrospective approach requires that an investment for which fair value is measured using the net asset value per share practical expedient be removed from the fair value hierarchy in all periods presented in an entity’s financial statements. The adoption of this guidance is not expected to have a material impact on the plan’s financial statements.

NOTE C – PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA.  Upon termination of the Plan, all amounts credited to the accounts of the participants shall vest and become non-forfeitable and the employer shall direct the trustee to make or commence distribution to, or on behalf of, each participant the value of his or her account balance in the Plan.

NOTE D – PARTY-IN-INTEREST TRANSACTIONS

Plan investments were managed by the trustee of the Plan, Reliance Trust Company, for the 2015 and 2014 plan years.  Transactions in such investments qualify as party-in-interest transactions, which are exempt from prohibited transaction rules.  Notes receivable from participants totaling $388,546 and $398,037 at December 31, 2015 and 2014, respectively also qualify as party-in-interest transactions and are secured by balances in the respective participant accounts.

In 2015 and 2014, the Plan provided participants the election of an investment in Greene County Bancorp, Inc.’s common stock thorough a unitized company stock fund.   As of December 31, 2015, the Plan held 41,688 units of Greene County Bancorp, Inc.’s common stock fund at a per-unit price of $48.60.  As of December 31, 2014, the Plan held 42,992 units of Greene County Bancorp, Inc.’s common stock fund at a per-unit price of $45.10.  Assets held in this fund are expressed in terms of units and not shares of stock.  Each unit represents a proportionate interest in all of the assets of this fund.  Unit and per-unit price information has been adjusted for all periods presented to reflect the two-for-one stock split which was paid on March 15, 2016 (see Note I - Subsequent Events for further details).

The value of each participant’s account is determined each business day by the number of units to the participant’s credit, multiplied by the current unit value.  The return on the participant’s investment is based on the value of units, which, in turn, is determined by the market price of the Greene County Bancorp, Inc.’s common stock and by the interest earned on a percentage of the fund’s market value held in a money market fund.  As of December 31, 2015, the unitized company stock fund consisted of Greene County Bancorp, Inc.’s common stock at a market value of $1,952,049 and a money market fund at a market value of $74,528.  As of December 31, 2014, the unitized company stock fund consisted of Greene County Bancorp, Inc.’s common stock at a market value of $1,825,716 and a money market fund at a market value of $105,913.  A percentage of the total market value of the unitized company stock fund is held in a money market fund to facilitate daily participant trading.  As of December 31, 2015, the Plan held 122,194 shares of Greene County Bancorp, Inc. common stock in the unitized common stock fund with a market value of $1,952,049 at a price per share of $15.97.  As of December 31, 2014, the Plan held 121,310 shares of Greene County Bancorp, Inc. common stock in the unitized common stock fund with a market value of $1,825,716 at a price per share of $15.05.  Share and price per share data have been adjusted for all periods presented to reflect the two-for-one stock split which was paid on March 13, 2016 (see Note I - Subsequent Events for further details).

NOTE E – FAIR VALUE MEASUREMENTS

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).  The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

                 Level 1:                  Inputs are quoted prices in active markets for identical assets or liabilities.

Level 2:
Inputs are quoted prices for similar assets or liabilities in an active market, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable, and market-corroborated inputs which are derived principally from or corroborated by observable market data.

Level 3:	Inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable.

An asset or liability’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

The following is a description of the valuation methodology used for investments measured at fair value.  There have been no changes in the methodologies used during the years ended December 31, 2015 and 2014.

Level 1 Fair Value Measurements

The fair value of mutual funds, employer stock and self-directed brokerage accounts is valued based on quoted market prices.  Money market funds are valued based on quoted net asset values of the shares held by the Plan at year end.

The Plan held mutual funds at December 31, 2015 as described below. The Plan did not have any holdings in mutual funds at December 31, 2014.

The objective of the Dodge & Cox Income Fund is to seek high and stable rate of current income, consistent with long-term preservation of capital.  A secondary objective is to take advantage of opportunities to realize capital appreciation.  The Fund invests in a diversified portfolio of high-quality bonds and other debt securities.

The objective of the Vanguard Inflation Protected Secs Fund (Adm) is to seek to provide inflation protection and income consistent with investment in inflation-indexed securities.  The Fund invests primarily in inflation-indexed bonds issued by the U.S. government, its agencies and instrumentalities, and corporations.

The objective of the Vanguard Small Cap Index Fund (Adm) is to track the performance of the CRSP US Small Cap Index, a broadly diversified index of stocks of smaller U.S. companies.  The Fund invests all, or substantially all, of its assets in the stocks that make up the Index, holding each stock in approximately the same proportion as its weighting in the index.

The objective of the Vanguard Mid Cap Index Fund (Adm) is to track the performance of the CRSP US Mid Cap Index, a broadly diversified index of stocks of mid-size U.S. companies.  The Fund invests all, or substantially all, of its assets in the stocks that make up the Index, holding each stock in approximately the same proportion as its weighting in the index.

The objective of the Massachusetts Investors Trust (R5) is to seek capital appreciation.  The Fund normally invests primarily in equity securities of companies of any size, focusing on large-cap companies.  The Fund may invest in growth companies, value companies, or in a combination of growth and value companies.  The Fund may invest in foreign securities.

The objective of the LSV Value Equity Fund (I) is to seek long-term growth of capital. The Fund invests primarily in equity securities of companies believed to be undervalued in the marketplace at the time of purchase and have potential for near-term appreciation.  Although the Fund may invest in securities of companies of any size, the Fund generally invests in companies with market capitalizations of $1 billion or more.

The objective of the T. Rowe Price Blue Chip Growth Fund is to provide long-term capital growth.  Income is a secondary objective.  The Fund normally invests in the common stocks of large- and medium-sized blue chip companies that are well established in their industries and have the potential for above-average earnings growth.

The objective of the American Funds EuroPacific Growth Fund (R6) is long-term growth of capital.  The Fund normally invests primarily in common stocks of issuers in Europe and the Pacific Basin believed to have the potential for growth.  A portion of assets may be invested in common stocks and other securities of companies in emerging markets.

The objective of the Oppenheimer Global Fund (I) is capital appreciation.  The Fund invests in the common stock of growth companies that are domiciled or have their primary operations outside of the U.S. It may invest 100% of its assets in securities of foreign companies.  The Fund may invest in emerging markets as well as in developing markets throughout the world.

The objective of the Vanguard Target Retirement Date Funds (2015 thru 2060) is to provide capital appreciation and current income consistent with its current asset allocation.  The Fund invests in other Vanguard mutual funds according to an asset allocation strategy designed for investors planning to retire and leave the workforce within a few years of the target date of the Fund.  The Fund’s asset allocation will become more conservative over time. These funds share the common goal of capital appreciation in the years leading up to retirement and then a mix of income and capital preservation in the years following retirement.

The objective of the Vanguard Target Retirement Income Fund (Inv) is to provide current income and some capital appreciation.  The Fund invests in other Vanguard mutual funds according to an asset allocation strategy designed for investors currently in retirement.

Level 2 Fair Value Measurements

Common collective trust funds are comprised of units in such collective trust funds that are not publicly traded.  The underlying assets in these funds (common stock, preferred stock, collective investment funds, U.S. Government and Agency Obligations, debt instruments, insurance investment contracts, global wrap synthetic investment contracts, securities lending funds, repurchase agreements, futures contracts, and foreign currency contracts) are valued where applicable on exchanges and price quotes for the assets held by these funds are readily available.  When current market prices or quotations are not available, valuations are determined using valuation models adopted by the Trustee or other inputs principally from or corroborated by observable market data.  Common collective trust funds are valued at their net asset value (NAV) on the last day of the calendar year of the period.  These investments are classified within the Level 2 of the fair value hierarchy.

Investments in common/collective trust funds are valued at the net value of participation units held by the Plan at year-end. The value of these units is determined by the trustee based on the current market values of the underlying assets of the common/collective trust fund as based on information reported by the investment advisor using the audited financial statements of the common/collective trust fund at year end.  The Plan held collective trust funds at December 31, 2015 and 2014 as described below.

The objective of the Metlife Stable Value Fund – Series 25053 Class 0, common/collective trust fund is to provide safety and preservation of principal and accumulated interest for participant-initiated transactions.  The interest credited to balances in this fund will reflect both current market conditions and performance of the underlying investments in this fund.  This fund invests entirely in the MetLife Group Annuity Contract 25053 which consists of separately managed investment portfolios directed by Reliance Trust Company.  This fund is a bank collective trust fund for which Reliance Trust Company serves as the trustee and investment manager.  This fund is not FDIC-insured or registered with the Securities and Exchange Commission.

The objective of the State Street Global Advisors (“SSgA”) SSgA U.S. Bond Index Fund – Class A, the Aggregate Bond Fund, is to seek an investment return that approximates as closely as practicable, before expenses, the performance of the Barclays Capital U.S. Aggregate Bond Index over the long term.  This fund seeks to offer broadly diversified, low cost exposure to the overall U.S. bond market.  This fund is managed using a “passive” or “indexing” investment approach.  This fund does not short sell securities, is not a leveraged strategy, and may invest in other investment funds including affiliates.

The objective of the State Street Global Advisors (“SSgA”) SSgA Aggressive Strategic Balanced Fund – Class I, the Growth Asset Allocation Fund, is to approximate as closely as practicable, before expenses, the return of the Aggressive Strategic Balances Custom Index over the long term.  This fund seeks to offer broad diversification and a disciplined rebalancing process by investing approximately 70% of the fund’s assets in U.S. stocks, 15% in international stocks and 15% in U.S bonds.  This fund’s asset allocations are through investments in passive investment vehicles, which typically attempt to replicate the returns of a specific index or group of indices.  This fund’s exposure is rebalanced monthly.  This fund is passively managed it does not short sell securities, may use future or other derivatives, is not a leveraged strategy, lends its securities or invests in other investments funds that lend their securities,  enters into repurchase agreements and may invest in other investment funds including those managed by SSgA and its affiliates.

 The objective of the State Street Global Advisors (“SSgA”) SSgA Moderate Strategic Balanced Fund – Class I, the Growth and Income Asset Allocation Fund, is to approximate as closely as practicable, before expenses, the return of the Moderate Strategic Balanced Custom Index over the long term.  This fund seeks to offer a broad diversification and a disciplined rebalancing process by investing approximately 45% of the fund’s assets in U.S. stocks, 10% in international stocks and 45% in U.S. bonds.  This fund is passively managed it will not short sell securities, may use futures and other derivatives, is not a leveraged strategy, lends its securities or invests in other investments funds that lend their securities; enters into repurchase agreements and may invest in other investment funds including those managed by SSgA and its affiliates.

The objective of the State Street Global Advisors (“SSgA”) SSgA Conservative Strategic Balanced Fund – Class I, the Income Plus Asset Allocation Fund, is to approximate as closely as practicable, before expenses, the return of the Conservative Strategic Balanced Custom Index, over the long term.  This fund seeks to offer a broad diversification and a disciplined rebalancing process by investing approximately 20% of the fund’s assets in U.S. stocks, 5% in international stocks and 75% in U.S. bonds.  This fund is passively managed, it will not short sell securities, may use futures and other derivatives, is not a leveraged strategy, lends its securities or invests in other investments funds that lend their securities; enters into repurchase agreements and may invest in other investment funds including those managed by SSgA and its affiliates.

The objective of the State Street Global Advisors (“SSgA”) SSgA International Index Fund – Class A, the International Index Fund, is an investment return that approximates as closely as practicable, before expenses, the performance of the MSCI EAFE Index over the long term.  This fund seeks to offer broad, low cost exposure to international stocks of companies in the developed markets of Europe, Australia, and Far East Asia.  This fund is passively managed it will not short sell securities, uses futures and may use other derivatives, is not a leveraged strategy, and may invest in other investment funds including those managed by SSgA and its affiliates.

The objective of the State Street Global Advisors (“SSgA”) SSgA U.S. Long Treasury Index Fund – Class A, is an investment return that approximates as closely as practicable, before expenses, the performance of the Barclays Capital U.S. Long Treasury Bond Index over the long term.  This fund seeks to offer broad, low cost exposure to long-term U.S. Treasury bonds with a minimum maturity of 10 years.  This fund is passively managed, it will not short sell securities, is not a leveraged strategy, and may invest in other investment funds including those managed by SSgA and its affiliates.

The objective of the State Street Global Advisors (“SSgA”) SSgA NASDAQ 100 Index Fund – Class A, NASDAQ 100 Stock Fund, is an investment return that approximates as closely as practicable, before expenses, the performance of the NASDAQ-100 Index over the long term.  The fund seeks to offer low cost exposure to the stocks of large, non-financial U.S. and international companies listed on the NASDAQ Stock Market.  This fund is passively managed, it will not short sell securities, is not a leveraged strategy, uses futures and may use other derivatives, and may invest in other investment funds including those managed by SSgA and its affiliates.

The objective of the State Street Global Advisors (“SSgA”) SSgA Russell Small Cap Index Fund- Class A, the Russell 2000 Stock Fund, is an investment return that approximates as closely as practicable, before expenses, the performance of the Russell 2000 Index over the long term.  This fund seeks to offer broad, low cost exposure to stocks of small U.S. companies.  This fund is passively managed, it will not short sell securities, is not a leveraged strategy, uses futures and may use other derivatives, and may invest in other investment funds including those managed by SSgA and its affiliates.

The objective of the State Street Global Advisors (“SSgA”) SSgA S&P 500 Index Fund – Class A, the S&P 500 Stock Fund, is an investment return that approximates as closely as practicable, before expenses, the performance of the S&P 500 over the long term.  The Fund seeks to offer broad, low cost exposure to the stocks of large U.S. companies.  This fund is passively managed, it will not short sell securities, uses futures and may use other derivatives, is not a leveraged strategy, and may invest in other investment funds including those managed by SSgA and its affiliates.

The objective of the State Street Global Advisors (“SSgA”) SSgA Russell Large Cap Growth Index Fund – Class A, the SSgA Russell Large Cap Growth Index Fund, seeks an investment return that approximates as closely as practicable, before expenses, the performance of the Russell 1000 - Growth Index over the long term.  This fund is managed using a “passive” or “indexing” investment approach, by which SSgA attempts to match, before expenses, the performance of the Index.  SSgA will typically attempt to invest in the securities comprising the Index in the same proportions as they are represented in the Index.  In some cases, may not be possible or practicable to purchase all of the securities comprising the index, or to hold them in the same weightings as they represent in the Index.  In those circumstances, SSgA may employ a sampling or optimization technique to construct the portfolio in question.  The Fund’s returns may vary from the returns of the Index.  From time to time SSgA may purchase securities that are not yet represented in the Index or sell securities that have not yet been removed from the Index.  It will not short sell securities, uses futures and may use other derivatives, is not a leveraged strategy, and may invest in other investment pools, including those managed by SSgA and its affiliates.

The objective of the State Street Global Advisors (“SSgA”) SSgA Russell Large Cap Value Index Fund – Class A, the SSgA Russell Large Cap Value Index Fund, seeks an investment return that approximates as closely as practicable, before expenses, the performance of the Russell 1000 - Vaule Index over the long term.  This fund is managed using a “passive” or “indexing” investment approach, by which SSgA attempts to match, before expenses, the performance of the Index.  SSgA will typically attempt to invest in the securities comprising the Index in the same proportions as they are represented in the Index.  In some cases, may not be possible or practicable to purchase all of the securities comprising the index, or to hold them in the same weightings as they represent in the Index.  In those circumstances, SSgA may employ a sampling or optimization technique to construct the portfolio in question.  The Fund’s returns may vary from the returns of the Index.  From time to time SSgA may purchase securities that are not yet represented in the Index or sell securities that have not yet been removed from the Index.  It will not short sell securities, uses futures and may use other derivatives, is not a leveraged strategy, and may invest in other investment pools, including those managed by SSgA and its affiliates.

The objective of the State Street Global Advisors (“SSgA”) SSgA S&P Midcap Index Fund – Class A, S&P MidCap Stock Fund, is an investment return that approximates as closely as practicable, before expenses, the performance of the S&P Midcap 400 Index over the long term.  This fund seeks to offer broad, low cost exposure to the stocks of medium sized U.S. companies.  This fund is passively managed, it will not short sell securities, uses futures and may use other derivatives, is not a leveraged strategy, and may invest in other investment funds including those managed by SSgA and its affiliates.

The objective of the State Street Global Advisors (“SSgA”) SSgA Target Retirement Funds(2020-2055) – Class A, is an investment return that approximates, as closely as practicable, before expenses, the performance of a custom benchmark index over the long term.  These funds seek to offer complete, low cost investment strategies with asset allocations which become more conservative as you near retirement.  You simply select the fund with a date closest to when you expect to retire and invest accordingly.  Each fund seeks to achieve its objective by investing in a set of underlying SSgA collective trust funds representing various asset classes.  Each fund (other than the SSgA Retirement Income Fund) is managed to a specific retirement year (target date) included in its name.  These funds invest in other investment funds, including other State Street products (“Component Funds”).  Component Funds will not short sell securities, Component Funds may use futures or other derivatives, will not use investment leverage (although derivatives may have the effect of creating investment leverage).

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan’s management believes the valuation methodologies are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain investments could result in a different fair value measurement at the reporting date.

Transfers Between Levels

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy.  Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another.  In such instances, the transfer is reported at the beginning of the reporting period.  We evaluate the significance of transfers between levels based on the nature of the financial instrument and size of the transfer relative to total net assets available for benefits.  During the year ended December 31, 2015, substantially all funds within the common collective trust fund were transferred to mutual funds, with the exception of the Metlife Stable Value Fund.   There were no transfers between levels for the years ended December 31, 2015 and 2014.

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value:

		Fair Value Measurement Using:
December 31, 2015:	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Common stock fund – Employer stock	$1,952,049	$1,952,049	$ --	$ --
Common stock fund – money market	74,528	74,528	--	--
Self-directed brokerage accounts	868,913	868,913	--	--
Money market account	34	34
Common collective trust funds	726,610	--	726,610	--
Mutual funds	5,700,120	5,700,120	--	--
	$9,322,254	$8,595,644	$726,610	$ --

		Fair Value Measurement Using:
December 31, 2014:	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Common stock fund – Employer stock	$1,825,716	$1,825,716	$ --	$ --
Common stock fund – money market	105,913	105,913	--	--
Self-directed brokerage accounts	619,985	619,985	--	--
Money market account	210,302	210,302
Common collective trust funds	6,394,516	--	6,394,516	--
	$9,156,432	$2,761,916	$6,394,516	$ --

NOTE F – INVESTMENTS

At December 31, the following investments represented 5% percent or more of the Plan’s net assets:

	2015	2014

Metlife Stable Value Fund – Series 25053	$726,227	$817,109
SSgA International Index Fund – Class A	--	533,782
SSgA S&P 500 Index Fund - Class A	--	805,842
SSgA Russell 1000 Growth Index Fund	--	578,841
SSgA Russell 1000 Value Index Fund	--	500,269
SSgA S&P Midcap Index Fund – Class A	--	1,414,435
T. Rowe Price Blue Chip Growth	813,367	--
Vanguard Target Retirement 2025 Inv.	684,162	--
Greene County Bancorp, Inc. - Common stock fund	1,952,049	1,825,716

At December 31, the Plan’s investments (including gains and losses on investments bought, sold and held during the year) (depreciated) appreciated in value as follows:

	2015	2014

Common stock fund - Employer stock	$114,795	$243,712
Self-directed brokerage accounts	(16,747)	68,033
Mutual funds	(279,367)	--
Common collective trust funds	174,287	489,270
Net (Depreciation) Appreciation in Fair Value	($ 7,032)	$801,015

Any interest and dividend income from the underlying assets of the common collective trust funds are included in net appreciation in fair value of investments.

The following table details the asset composition of the self-directed brokerage accounts as of December 31:

	2015	2014
Asset Composition
Money Market Fund (Sweep)	$ 32,064	$ 50,271
Equities	464,146	360,879
Equity Funds	65,745	69,168
Other Assets	306,958	139,667
Total self-directed brokerage accounts	$868,913	$619,985

NOTE G – RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

Following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2015 and 2014 to Form 5500:

	2015	2014

Net assets available for benefits at fair value per financial statements	$9,709,769	$9,567,364

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(733)	(26,212)

Net assets available for benefits per Form 5500	$9,709,036	$9,541,152

Following is a reconciliation of common collective trust funds per the financial statements at December 31, 205 and 2014 to Form 5500:
	2015	2014

Common collective trust funds at fair value per financial statements	$ 726,610	$6,394,516

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(733)	(26,212)

Common collective trust funds per Form 5500	$ 725,877	$6,368,304

NOTE H – TAX STATUS

The Plan is exempt from federal income taxes under the Internal Revenue Code.  The Internal Revenue Service has determined and informed the Company by a letter dated March 31, 2014 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”).  Although the Plan has been amended since receiving the determination, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.  Accordingly, the Plan financial statements do not have a liability for unrecognized tax benefits and do not include any provision for income taxes.

The plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The plan administrator believes it is no longer subject to income tax examinations for years prior to 2011.

NOTE I - SUBSEQUENT EVENTS

Greene County Bancorp, Inc. Common Stock Fund - On February 17, 2016, the Greene County Bancorp, Inc. announced that its Board of Directors had declared a two-for-one stock split on its Company common stock.  The stock split was paid on March 15, 2016 to stockholders of record as of March 7, 2016, thereby increasing the number of shares owned by participants by one share for each share owned prior to the stock split and decreasing the par value of each share by 50%.  Share/unit and per share/unit data presented within these financial statements at December 31, 2015 and 2014 have been restated as if the new shares had been issued and outstanding at the same time as the original shares.

EIN: 14-0553610, Plan No. 002
The Bank of Greene County Employees’ Savings & Profit Sharing Plan and Trust
Attachment to Form 5500, Schedule H, Part IV, LINE 4i –
Schedule of Assets (Held at End of Year)
December 31, 2015
(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
	T. Rowe Price Blue Chip Growth	Mutual fund	**	$ 813,367
	Vanguard Target Retirement 2025 Inv.	Mutual fund	**	684,162
	Vanguard Mid Cap Index Adm	Mutual fund	**	484,983
	Vanguard Target Retirement 2040 Inv.	Mutual fund	**	434,000
	Vanguard Target Retirement 2035 Inv.	Mutual fund	**	430,639
	Vanguard Target Retirement 2030 Inv.	Mutual fund	**	428,989
	Vanguard Small Cap Index Adm	Mutual fund	**	417,222
	MFS Massachusetts Investors TR R5	Mutual fund	**	367,555
	LSV Value Equity	Mutual fund	**	319,218
	Oppenheimer Global I	Mutual fund	**	230,425
	Vanguard Target Retirement Income Inv	Mutual fund	**	223,744
	Vanguard Target Retirement 2020 Inv.	Mutual fund	**	197,146
	American Funds EuroPacific GR R6	Mutual fund	**	196,589
	Dodge & Cox Income	Mutual fund	**	153,299
	Vanguard Target Retirement 2045 Inv.	Mutual fund	**	122,335
	Vanguard Target Retirement 2050 Inv.	Mutual fund	**	90,977
	Vanguard Target Retirement 2055 Inv.	Mutual fund	**	53,603
	Vanguard Inflation-Protected Secs Adm	Mutual fund	**	24,533
	Vanguard Target Retirement 2015 Inv.	Mutual fund	**	19,899
	Vanguard Target Retirement 2060 Inv.	Mutual fund	**	7,435
	Metlife Stable Value Fund – Series 25053	Common collective trust fund	***	725,494
	SSgA S&P Midcap Index Fund – Class A	Common collective trust fund	**	89
	SSgA S&P 500 Index Fund – Class A	Common collective trust fund	**	61
	SSgA NASDAQ 100 Index Fund – Class A	Common collective trust fund	**	39
	SSgA Moderate Strategic Balanced Fund – Class I	Common collective trust fund	**	38
	SSgA Russell Large Cap Growth Index Fund–Class A	Common collective trust fund	**	35
	SSgA Russell Small Cap Index Fund – Class A	Common collective trust fund	**	34
	SSgA International Index Fund – Class A	Common collective trust fund	**	30
	SSgA Aggressive Strategic Balanced Fund - Class I	Common collective trust fund	**	21
	SSgA Russell Large Cap Value Index Fund – Class A	Common collective trust fund	**	8
	SSgA Target Retirement 2045 – Class A	Common collective trust fund	**	5
	SSgA Target Retirement 2025 – Class A	Common collective trust fund	**	5
	SSgA Conservative Strategic Balanced Fund – Class I	Common collective trust fund	**	4
	SSgA U.S. Long Treasury Index Fund – Class A	Common collective trust fund	**	4
	SSgA U.S. Bond Index Fund – Class A	Common collective trust fund	**	4
	SSgA Target Retirement 2035 – Class A	Common collective trust fund	**	2
	SSgA Target Retirement 2020 – Class A	Common collective trust fund	**	2
	SSgA Target Retirement 2030 – Class A	Common collective trust fund	**	1
	SSgA Target Retirement 2055 – Class A	Common collective trust fund	**	1
	State Street Short Term Investment Fund	Money market account	**	34
	Federated Government Obligation Fund	Money market account	**	74,528
*	Greene County Bancorp, Inc. Common Stock	Common stock fund- Employer stock	**	1,952,049
	Self-directed brokerage accounts		**	868,913
*	Notes receivable from participants	4.25%	N/A	388,546

	Total Investments			$ 9,710,067

*Party-In-Interest
**Historical cost has not been presented since this investment is participant-directed.
***This represents the contract value for this investment; the fair value is $726,227.

The accompanying notes are an integral part of this schedule.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange act of 1934, Greene County Bancorp, Inc. has duly caused the annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE BANK OF GREENE COUNTY
EMPLOYEES’ SAVINGS AND PROFIT
SHARING PLAN AND TRUST

Date:  June 24, 2016                                                             By:  /s/ Donald E. Gibson
Donald E. Gibson
President and Chief Executive Officer,
Greene County Bancorp, Inc.